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Exhibit 11

WADDELL & REED FINANCIAL, INC.
COMPUTATION OF EARNINGS PER SHARE

	2002	2001	2000
	(in thousands except for per share data)
Net income	$87,425	$107,167	$139,005
Basic weighted average shares outstanding	80,382	80,592	83,362

Diluted weighted average shares outstanding	81,874	83,423	86,895

Basic net income per share	$1.09	$1.33	$1.67
Diluted net income per share	$1.07	$1.28	$1.67

Note: Data for all periods presented is stated or has been restated to reflect the three-for-two stock split declared on February 23, 2000, payable on April 7, 2000 to shareholders of record as of March 17, 2000.

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  Exhibit 11